SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X      Form 40-F
                                   ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                  ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated October 28, 2002, announcing preliminary earnings guidance for the third quarter of its 2002 fiscal year.

News Release

FOR IMMEDIATE RELEASE

                  WORLDHEART ANNOUNCES PRELIMINARY Q3 EARNINGS
                    Revenues Up, Expenses and Cash Usage Down

OTTAWA, Ont. - October 28, 2002 -(OTCBB: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) today provided preliminary guidance with respect to results for the third quarter. Final quarterly results will be released on November 11, 2002.

Quarter over quarter unit sales of the Novacor(R) LVAS increased more than 35% for the quarter ended September 30, 2002. Revenues for the quarter are expected to be approximately $3 million, compared with $2.5 million for the previous quarter this year, and $2.6 million for the same period last year. Nine-month revenues this year of approximately $8 million will show significant growth, compared with the $5.5 million reported for the same period last year.

Expected third quarter operating losses, including amortization and depreciation, of approximately $9.4 million will compare favorably with the $13.4 million and $11.2 million reported for the same period last year, and the second quarter this year respectively. The combination of revenue growth and lower operating expenses have continued to significantly reduce cash usage, which was less than $4 million for the quarter, compared with nearly $6.5 million during the second quarter this year, and was in excess of $11 million for the same period last year. As a consequence, cash and near-cash resources available for operations are expected to be adequate to support operations and the research and development program for the balance of the year. The company is actively taking appropriate actions to add to its cash resources.

Rod Bryden, President and CEO of WorldHeart, commented: "Sales of Novacor(R) LVAS continued to increase while operating costs have declined substantially as a result of the reduced overhead and research and development costs. We anticipate continued revenue growth in the fourth quarter and further reduction in operating expenses as the effects of staff and other expense reductions implemented mid-third quarter have full effect."

Dr. Tofy Mussivand, Chief Scientific Officer of WorldHeart, commenting on the progress of the research and development program said: "The next generation HeartSaverVAD(TM), incorporating enhancements and elements of technologies acquired with the acquisition of Novacor(R) LVAS in June 2000, has advanced well since announcement of the revised product development program on August 21, 2002. The enhanced HeartSaverVAD(TM) will be fully implantable, pulsatile and remotely monitored and controlled. It will be less than half the size and weight of the Novacor(R) LVAS and will be bearingless and magnetically actuated, contributing to its reliability and durability. Specifics of the product and its development and trials timetable will be released during the fourth quarter," Dr. Mussivand stated.

About WorldHeart

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

For more information, please contact:

Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995
or (510) 563-4995
michelle.banning@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       World Heart Corporation

Date: October 28, 2002                 By:/s/Ian Malone
                                          --------------------------------------
                                          Name:   Ian Malone
                                          Title:  Vice President Finance and
                                                  Chief Financial Officer